Exhibit 99.2

for immediate release

NYSE: CEF
tsx: cef and cef.u

Sprott Physical Gold and Silver Trust UPDATES Its “At-The-Market” Equity Program

TORONTO, ON – December 6, 2024 – Sprott Asset Management LP (“Sprott Asset Management”), a subsidiary of Sprott Inc., on behalf of the Sprott Physical Gold and Silver Trust (NYSE: CEF) (TSX: CEF) (TSX: CEF.U) (the “Trust”), a closed-ended mutual fund trust created to invest and hold substantially all of its assets in physical gold and silver bullion, today announced that it has added additional sales agents to its at-the-market equity program to issue up to US$250 million of units of the Trust (“Units”) in the United States and Canada.

Distributions under the at-the-market equity programs in the United States and Canada (together, the “ATM Program”) will now be completed in accordance with the terms of an amended and restated sales agreement (the “A&R Sales Agreement”) dated December 6, 2024 between Sprott Asset Management (as the manager of the Trust), the Trust, Cantor Fitzgerald & Co. (“CF&Co”), Cantor Fitzgerald Canada Corporation (“Cantor Canada”), Virtu Americas LLC (“Virtu”), BMO Capital Markets (“BMO”) and Canaccord Genuity LLC (“Canaccord”, and together with CF&Co, Virtu and BMO, the “U.S. Agents”), Virtu Canada Corp. (“Virtu Canada”), BMO Nesbitt Burns Inc. (“BMO Canada”), Canaccord Genuity Corp. (“Canaccord Canada” and together with BMO Canada, Cantor Canada and Virtu Canada, the “Canadian Agents”, and, together with the U.S. Agents, the “Agents”). The A&R Sales Agreement is available on EDGAR at the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca.

Sales of Units through the Agents, acting as agent, will be made through “at the market” issuances on the NYSE Arca (“NYSE”) and the Toronto Stock Exchange (“TSX”) or other existing trading markets in the United States and Canada at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. Neither U.S. Agent is registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Agents will only sell Units on marketplaces in the United States and are not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any Units in Canada. The Canadian Agents may only sell Units on marketplaces in Canada.

The volume and timing of distributions under the ATM Program, if any, will be determined in the Trust's sole discretion. The Trust intends to use the proceeds from the ATM Program, if any, to acquire physical gold and silver bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions.

The offering under the ATM Program is now being made pursuant to the amended and restated prospectus supplement dated December 6, 2024 (the “A&R U.S. Prospectus Supplement”) to the Trust’s U.S. base prospectus (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) (File No. 333-271163) filed with the SEC on April 6, 2023, and pursuant to the amended and restated prospectus supplement dated December 6, 2024 (the “A&R Prospectus Supplement”) to the Trust's Canadian short form base shelf prospectus dated April 6, 2023 (the “Base Shelf Prospectus” and together with the A&R Prospectus Supplement, the A&R U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement, the “Offering Documents”). The A&R U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC's website at www.sec.gov, and the A&R Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca.

Before you invest, you should read the Offering Documents and other documents that the Trust has filed for more complete information about the Trust, the A&R Sales Agreement and the ATM Program.

Listing of the Units sold pursuant to the ATM Program on the NYSE and the TSX has been approved by the NYSE and the TSX, as applicable, subject to all applicable listing requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Sprott and Sprott Asset Management

Sprott Asset Management is a wholly-owned subsidiary of Sprott and is the investment manager to the Trust. Sprott is a global leader in precious metals and critical materials investments. At Sprott, we are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and Sprott’s common shares are listed on the NYSE and the TSX under the symbol “SII”.

About the Trust

Important information about the Trust, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the Trust’s annual information form for the year ended December 31, 2023 (the “AIF”). Commissions, management fees, or other charges and expenses may be associated with investing in the Trust. The performance of the Trust is not guaranteed, its value changes frequently and past performance is not an indication of future results.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this press release include, without limitation, investor demands for Units, statements regarding the ATM Program, including the intended use of proceeds from the sale of Units, any sale of Units and the timing and ability of the Trust to obtain all necessary approvals in connection with a sale of Units. With respect to the forward-looking statements contained in this press release, the Trust has made numerous assumptions regarding, among other things, the gold and silver market. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing the Trust appears in the Offering Documents, as updated by the Trust's continuous disclosure filings, which are available at www.sec.gov and www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

For more information:

Glen Williams

Managing Director

Investor and Institutional Client Relations

Direct: 416-943-4394

gwilliams@sprott.com